CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JANUARY 31, 2006

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These interim financial statements have not been reviewed by the Company's auditor

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	January 31	July 31
	2006	2005
	(Unaudited)
ASSETS

Current assets
Cash and equivalents	$616,280	$670,755
Amounts receivable and prepaids	5,580	16,525
Due from related parties (note 4)	30,497	–
	652,357	687,280

Mineral property interests	1	1

	$652,358	$687,281

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$12,658	$8,726
Due to related parties (note 4)	–	3,933
	12,658	12,659

Shareholders' equity
Share capital (note 3)	20,726,303	20,726,303
Contributed surplus	54,540	54,540
Deficit	(20,141,143)	(20,106,221)
	639,700	674,622

	$652,358	$687,281

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended January 31		Six months ended January 31
	2006	2005	2006	2005

Expenses
Foreign exchange (gain) loss	$(21,820)	$14,088	$(43,815)	$(38,893)
Interest income	(5,209)	(2,832)	(9,593)	(5,958)
Legal, accounting and audit	22,948	19,058	23,641	29,286
Mineral property investigations	–	–	–	21,120
Office and administration	28,351	21,189	50,206	32,861
Regulatory, trust and filing	13,055	10,708	14,483	11,627
Loss for the period	$(37,325)	$(62,211)	$(34,922)	$(50,043)

Basic and diluted loss per common share	$(0.00)	$(0.01)	$(0.00)	$(0.00)

Weighted average number of
common shares outstanding	11,889,426	11,827,590	11,889,426	11,502,953

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Six months ended January 31
	2006	2005
Deficit, beginning of period	$ (20,106,221)	$ (20,020,816)
Loss for the period	(34,922)	(50,043)
Deficit, end of period	$ (20,141,143)	$ (20,070,859)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended January 31		Six months ended January 31
	2006	2005	2006	2005

Operating activities
Loss for the period	$(37,325)	$(62,211)	$(34,922)	$(50,043)
Changes in non-cash working capital items
Amounts receivable and prepaids	12,744	(2,656)	10,945	(4,793)
Accounts payable and accrued liabilities	2,063	1,799	3,932	20,193
Cash and equivalents used for operating activities	(22,518)	(63,068)	(20,045)	(34,643)

Financing activities
Common shares issued for warrants exercised	–	89,179	–	89,179
Advances from (to) related parties	(36,065)	20,047	(34,430)	17,668
Cash and equivalents used for financing activities	(36,065)	109,226	(34,430)	106,847

Increase (decrease) in cash and equivalents
during the period	(58,583)	46,158	(54,475)	72,204
Cash and equivalents, beginning of period	674,863	712,432	670,755	686,386

Cash and equivalents, end of period	$616,280	$758,590	$616,280	$758,590

Components of cash and equivalents are as follows:
Cash	$10,325	$27,390	$10,325	$27,390
Commercial paper	66,651	72,806	66,651	72,806
Bankers acceptances	539,304	658,394	539,304	658,394
	$616,280	$758,590	$616,280	$758,590

Supplemental disclosure:
Interest received during the period	$5,209	$2,832	$9,593	$5,958
Income taxes paid during the period	$–	$–	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended January 31, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except for the change described in note 2. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the three and six month periods ended January 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending July 31, 2006.

2.	CHANGE IN ACCOUNTING POLICY

Variable interest entities

Effective August 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the interim consolidated financial statements as the Company does not have any VIE’s.

3.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares

Common shares issued	Number of Shares	Amount (US$)

Balance at July 31, 2005 and January 31, 2006	11,889,426	$ 20,726,303

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended January 31, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

4.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	As at
	January 31	July 31
	2006	2005
Hunter Dickinson Inc.	$ 30,497	$ (3,933)

Transactions	Three months ended January 31		Six months ended January 31
	2006	2005	2006	2005
Services rendered and expenses
reimbursed
Hunter Dickinson Inc.	$ 16,985	$ 25,717	$ 34,522	$ 28,442
Euro-American Capital Corporation	–	289	–	289